UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number   001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st October 2010	By	/S/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 20th October 2010 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about half yearly results of the Bank.

20th October 2010

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Audited Financial Results for the half year ended 30th September 2010

We attach herewith two files containing the audited financial results of the Bank for the half year ended 30th September 2010 as approved by the Board of Directors at its meeting held on 19th October 2010 and a press release issued by the Bank in this regard.

The aforesaid financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2010

(Rs. in lacs)

	Particulars	Quarter ended 30.09.2010	Quarter ended 30.09.2009	Half year ended 30.09.2010	Half year ended 30.09.2009	Year ended 31.03.2010
		Unaudited	Unaudited	Audited*	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	481000	399189	923015	808499	1617291
	a) Interest/discount on advances/bills	367318	301022	698370	602797	1209828
	b) Income on Investments	110026	95958	215348	199302	398129
	c) Interest on balances with Reserve
	Bank of India and other inter bank funds	3546	2113	7773	5664	8096
	d) Others	110	96	1524	736	1238
2	Other Income	96070	105354	195112	213309	398292
3	A) TOTAL INCOME (1) + (2)	577070	504543	1118127	1021808	2015583
4	Interest Expended	228372	203613	430273	427365	778630
5	Operating Expenses (i) + (ii)	167988	141630	332273	283278	593981
	i)Employees cost	71057	55409	137764	111343	228918
	ii) Other operating expenses	96931	86221	194509	171935	365063
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	396360	345243	762546	710643	1372611
7	Operating Profit before Provisions and Contingencies (3) - (6)	180710	159300	355581	311165	642972
8	Provisions (Other than tax) and Contingencies	45448	59414	100950	125296	214059
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	135262	99886	254631	185869	428913
11	Tax Expense	44048	31140	82246	56512	134044
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	91214	68746	172385	129357	294869
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	91214	68746	172385	129357	294869
15	Paid up equity share capital (Face Value of Rs. 10/- each)	46260	42736	46260	42736	45774
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					2106185
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.0%	15.7%	17.0%	15.7%	17.4%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	19.8	16.1	37.5	30.5	67.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	19.5	15.9	37.0	30.2	66.9
	(iv) NPA Ratios
	(a) Gross NPAs	184121	202688	184121	202688	181676
	(b) Net NPAs	40854	60243	40854	60243	39205
	(c) % of Gross NPAs to Gross Advances	1.16%	1.76%	1.16%	1.76%	1.43%
	(d) % of Net NPAs to Net Advances	0.3%	0.5%	0.3%	0.5%	0.3%
	(v) Return on assets (average) - not annualized	0.4%	0.4%	0.7%	0.7%	1.5%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	272830286	264319221	272830286	264319221	267997650
	- Percentage of Shareholding	59.0%	61.8%	59.0%	61.8%	58.6%
	(b) Shares underlying Depository Receipts ( ADS and GDR)
	- No. of shares	81131344	80595303	81131344	80595303	81102402
	- Percentage of Shareholding	17.5%	18.9%	17.5%	18.9%	17.7%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	108643220	82443000	108643220	82443000	108643220
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.5%	19.3%	23.5%	19.3%	23.7%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd.Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

	Particulars	Quarter ended 30.09.2010	Quarter ended 30.09.2009	Half year ended 30.09.2010	Half year ended 30.09.2009	Year ended 31.03.2010
		Unaudited	Unaudited	Audited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	117752	118341	235101	255910	462282
b)	Retail Banking	459541	387513	878317	775437	1573704
c)	Wholesale Banking	285014	203756	527048	415264	816204
d)	Other banking operations	60995	56384	117336	110630	231993
e)	Unallocated	—	—	—	—	—
	Total	923302	765994	1757802	1557241	3084183
	Less: Inter Segmental Revenue	346232	261451	639675	535433	1068600

	Income from Operations	577070	504543	1118127	1021808	2015583

2	Segment Results
a)	Treasury	(5174)	25047	(257)	65462	67348
b)	Retail Banking	71033	29459	136200	43838	159680
c)	Wholesale Banking	61937	48577	111636	86547	197862
d)	Other banking operations	23676	10928	43798	18357	60191
e)	Unallocated	(16210)	(14125)	(36746)	(28335)	(56168)

	Total Profit Before Tax	135262	99886	254631	185869	428913

3	Capital Employed
	(Segment Assets – Segment Liabilities)
a)	Treasury	6333717	5023680	6333717	5023680	6386126
b)	Retail Banking	(6109482)	(4929029)	(6109482)	(4929029)	(4641435)
c)	Wholesale Banking	2514930	1188504	2514930	1188504	353096
d)	Other banking operations	418575	382880	418575	382880	394537
e)	Unallocated	(781703)	(16249)	(781703)	(16249)	(340365)

	Total	2376037	1649786	2376037	1649786	2151959

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Regd.Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2010 is given below.

		(Rs. in lacs)

Particulars	As at 30.09.2010	As at 30.09.2009
	Audited	Unaudited
CAPITAL AND LIABILITIES
Capital	46260	42736
Equity Share Warrants	—	40092
Reserves and Surplus	2329777	1566958
Employees’ Stock Options (Grants) Outstanding	291	291
Deposits	19532092	14980532
Borrowings	1334975	1148681
Other Liabilities and Provisions	1754859	1614781

Total	24998254	19394071

ASSETS
Cash and balances with Reserve Bank of India	1656532	1366452
Balances with Banks and Money at Call and Short notice	433210	136952
Investments	6369491	5717003
Advances	15709060	11367202
Fixed Assets	213397	198787
Other Assets	616564	607675

Total	24998254	19394071

2	The above results have been approved by the Board of Directors at its meeting held on October 19, 2010.

3	These results for the half year ended September 30, 2010, have been subject to an “Audit” and results for the quarter ended September 30, 2010, have been subject to a “Limited Review” by the Statutory Auditors of the Bank.

4	During the quarter and half-year ended September 30, 2010, the Bank allotted 2914147 and 4861578 shares pursuant to the exercise of stock options by certain employees.

5	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6	Effective April 1, 2010, the Bank has classified fees paid relating to transactions done by the bank’s customers on other banks’ ATMs, which hitherto were netted from fees and commissions, under operating expenses. Figures for the previous periods have been regrouped/reclassified to conform to current period’s classification.

7	Floating provisions have been classified as Tier 2 capital and reflected under Other Liabilities with effect from the current financial year. These provisions were hitherto netted from Advances and from Gross NPAs in arriving at Net NPAs.

8	In accordance with RBI guidelines under reference RBI/2009-2010/356 IDMD/4135/11.08.43/2009-10 dated March 23, 2010, effective April 1, 2010 Repo and Reverse Repo transactions in government securities and corporate debt securities (excluding transactions conducted under Liquidity Adjustment Facility with RBI) are reflected as borrowing and lending transactions respectively. These transactions were hitherto recorded under investments as sales and purchases respectively.

9	As on September 30, 2010, the total number of branches (including extension counters) and the ATM network stood at 1765 branches and 4721 ATMs respectively.

10	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2010: Opening : Nil ; Additions : 244 ; Disposals : 244 ; Closing position : Nil.

11	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

12	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : October 19, 2010	Managing Director

Regd.Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC BANK LIMITED - FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2010

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and half year ended September 30, 2010 at its meeting held in Mumbai on Tuesday, October 19, 2010. The results for the half year ended September 30, 2010, have been subject to an “Audit” and results for the quarter ended September 30, 2010, have been subject to a “Limited Review” by the Statutory Auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2010

The Bank’s total income for the quarter ended September 30, 2010 was Rs. 5,770.7 crores as against Rs. 5,045.4 crores for the quarter ended September 30, 2009. Net revenues (net interest income plus other income) were Rs. 3,487.0 crores for the quarter ended September 30, 2010, an increase of 15.9% over Rs. 3,009.3 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs. 3,991.9 crores in the quarter ended September 30, 2009 to Rs. 4,810.0 crores in the quarter ended September 30, 2010. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2010 grew by 29.2% to Rs. 2,526.3 crores, driven by average asset growth of 30.0% and a stable net interest margin (NIM) of 4.2% which was also the NIM for the quarter ended September 30, 2009.

Other income (non-interest revenue) for the quarter ended September 30, 2010 was at Rs. 960.7 crores, primarily contributed by fees and commissions of Rs. 857.0 crores up 16.0% over Rs. 738.6 crores in the quarter ended September 30, 2009. Effective April 01, 2010, the Bank has classified fees paid relating to transactions done by the bank’s customers on other banks’ ATMs, which hitherto were netted from fees and commissions, under operating expenses. The other two components of other income were foreign exchange & derivative revenues of Rs. 152.3 crores and a profit / (loss) on sale / revaluation of investments of Rs. (52.1) crores, as against Rs. 151.0 crores and Rs. 162.9 crores respectively, for the corresponding quarter ended September 30, 2009.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Operating expenses, reclassified as mentioned above, for the quarter ended September 30, 2010 were up 18.6% to Rs. 1,679.9 crores. The core cost to income ratio (excluding bond gains/losses) was at 47.5% as against 49.8% for the quarter ended September 30, 2009. On account of the improvement in asset quality, reflected in the ratio of gross non-performing assets to gross advances reducing from 1.8% as of September 30, 2009 to 1.2% as of September 30, 2010, provisions and contingences reduced from Rs. 594.1 crores for the quarter ended September 30, 2009 to Rs. 454.5 crores (including loan loss provisions of Rs. 445.0 crores) for the quarter ended September 30, 2010. Profit before tax for the quarter ended September 30, 2010 increased by 35.4% over the corresponding quarter ended September 30, 2009 to Rs. 1,352.6 crores. After providing Rs. 440.5 crores for taxation, the Bank earned a Net Profit of Rs. 912.1 crores, an increase of 32.7% over the corresponding quarter ended September 30, 2009.

Balance Sheet: As of September 30, 2010

The Bank’s total balance sheet size increased by 28.9% to Rs. 249,983 crores as of September 30, 2010. Total deposits were Rs. 195,321 crores, up by 30.4% over September 30, 2009. With Savings account deposits at Rs. 59,525 crores and Current account deposits at Rs. 39,363 crores as of September 30, 2010, CASA deposits registered a growth of 31.1% over September 30, 2009. The CASA mix was therefore at 50.6% of total deposits as at September 30, 2010. Gross advances grew by 37.7% over September 30, 2009 to Rs. 158,512 crores. Adjusting for one-off movements in wholesale loans, the core growth in advances was 32% as against a growth of around 19% in the banking system. Retail loans grew by 30.8% over September 30, 2009 to Rs. 81,950 crores and constituted 51.7% of gross advances.

Half Year ended September 30, 2010

For the half year ended September 30, 2010, the Bank earned total income of Rs. 11,181.3 crores as against Rs. 10,218.1 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2010 were Rs. 6,878.5 crores, as against Rs. 5,944.4 crores for the six months ended September 30, 2009. Net Profit for the half year ended September 30, 2010 was Rs. 1,723.9 crores, up by 33.3% over the corresponding six months ended September 30, 2009.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2010 (computed as per Basel 2 guidelines) remained strong at 17.0%, as against 15.7% as of September 30, 2009 and against the regulatory minimum of 9%. Tier-I CAR was 12.7% as of September 30, 2010 as against 10.9% as of September 30, 2009.

DISTRIBUTION NETWORK :

As of September 30, 2010, the Bank’s distribution network was 1,765 branches and 4,721 ATMs in 819 cities as against 1,506 branches and 3,573 ATMs in 635 cities as of September 30, 2009.

ASSET QUALITY :

Portfolio quality as of September 30, 2010 remained healthy with gross non-performing assets (NPAs) at 1.2% of gross advances and net non-performing assets at 0.3% of net advances (as against 1.8% gross NPA and 0.5% net NPA ratios as of September 30, 2009). The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA provision coverage ratio (excluding write-offs) was at 78% as of September 30, 2010 as compared to 70% as of September 30, 2009. Total restructured assets, including applications received for loan restructuring were 0.3% of the bank’s gross advances as of September 30, 2010. Of this amounts categorized as standard assets were 0.1% of the bank’s gross advances.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013